SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of      February 28, 2003

Vitran Corporation Inc.

(Name of registrant)

185 The West Mall, Suite 701, Toronto, Ontario, M9C 5L5, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITRAN CORPORATION INC.

	By:	/s/ Kevin A. Glass

Date: February 28, 2003		Name: Kevin A. Glass Title: Vice President Finance and Chief Financial Officer

EXHIBIT INDEX
Press Release dated February 3, 2003
Press Release dated February 19, 2003
Press Release dated July 26, 2002
Second Quarter Report 2002
Press Release dated May 2, 2002
First Quarter Report 2002
Press Release dated February 20, 2002
Press Release dated November 6, 2001
Third Quarter Report 2001
Press Release dated August 14, 2001
Second Quarter Report 2001
Press Release dated April 27, 2001
First Quarter Report 2001

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Vitran Corporation to Present at Deutsche Bank Global Transportation Conference
99.2	Vitran Reports Record 2002 Fourth Quarter Results, Diluted Q4 EPS of $0.34 and $1.11 For FY 2002
99.3	Vitran Results Improve Sharply, Reports $0.30 EPS in Second Quarter
99.4	Second Quarter Report 2002
99.5	Vitran Reports Improved 2002 First Quarter Results
99.6	First Quarter Report 2002
99.7	Vitran Reports 2001 Fourth Quarter Results
99.8	Vitran Reports 2001 Third Quarter Results
99.9	Third Quarter Report 2001
99.10	Vitran Reports 2001 Second Quarter Results
99.11	Second Quarter Report 2001
99.12	Vitran Reports 2001 First Quarter Results, Declares Semi-Annual Dividend
99.13	First Quarter Report 2001